12 August 2004

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

DIRECTOR SHAREHOLDING

We have received notification today of the following sale of securities in Reed Elsevier PLC by Mr A Prozes, a director of Reed Elsevier PLC and Reed Elsevier NV.

6,500 ADRs (representing 26,000 Reed Elsevier PLC ordinary shares) were sold between 9 and 10 August 2004 at an average price of US$35.46 per ADR.

Mr Prozes is selling the above shares as a consequence of his divorce settlement.  Following the transaction, Mr Prozes still holds an interest in 76,808 Reed Elsevier PLC ordinary shares and 63,454 Reed Elsevier NV ordinary shares.